SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 02 October 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




1.1 Director/PDMR Shareholding released on 1 September 2006
1.2 Transaction in Own Shares released on 4 September 2006
1.3 Director/PDMR Shareholding released on 6 september 2006
1.4 Transaction in Own Shares released on 7 September 2006
1.5 Transaction in Own Shares released on 11 September 2006
1.6 Director/PDMR Shareholding released on 11 September 2006
1.7 Director/PDMR Shareholding released on 11 September 2006
1.8 Director/PDMR Shareholding released on 11 September 2006
1.9 Transaction in Own shares released on 14 September 2006
2.0 Transaction in Own Shares released on 20 September 2006
2.1 Issue of Equity released on 20 September 2006
2.2 Transaction in Own Shares released on 21 September 2006
2.3 Transaction in Own Shares released on 22 September 2006
2.4 Transaction in Own Shares released on 25 September 2006
2.5 Transaction in Own Shares released on 26 September 2006
2.6 Transaction in Own Shares released on 27 September 2006
2.7 Transaction in Own Shares released on 28 September 2006
2.8 Transaction in Own Shares released on 28 September 2006

EXHIBIT 1.1

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 1 September 2006

BP p.l.c was notified on 1 September 2006 by Computershare Plan Managers that the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the following number of shares at an option price of GBP3.50 through the exercise of options to purchase shares under the 2003 BP ShareSaveUK Plan, on 1 September 2006. They subsequently sold the same number of BP Ordinary Shares (ISIN number GB0007980591)@ GBP5.9650 per share on 1 September 2006:

Mr P.B.P Bevan     528 BP Ordinary shares
Ms V. Cox          528 BP Ordinary shares

This notice is given in fulfilment of the obligations under DR3.1.4 (1)(a)R.

EXHIBIT 1.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  4 September 2006



BP p.l.c. announces that on 1 September 2006 it transferred to participants in its employee share schemes 3,352,390 ordinary shares at prices between 350.00 pence and 511.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,949,387,215 ordinary shares in Treasury, and has 19,750,392,274 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.3

BP p.l.c. - Direcector/PDMR Shareholding
BP p.l.c. - 6 September 2006

BP p.l.c. was advised on 6 September 2006, by Lloyds TSB Registrars that the following Directors of BP p.l.c. received the numbers of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names on 5 September 2006 @ GBP5.990735 per share, through the BP Dividend Reinvestment Plan:-



Dr. A.B. Hayward                    2,138 shares

Mr. J.A. Manzoni                    1,826 shares

Mr. I.C. Conn                          66 shares



This notice is given in fulfilment of the obligations under section 324(5) of the Companies Act 1985 and DR3.1.4 (1)(a)R.

EXHIBIT 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 7 September 2006

BP p.l.c. announces that on 6 September 2006 it transferred to participants in its employee share schemes 2,575 ordinary shares at prices between 452.00 pence and 498.0 pence. These shares were previo,usly held as treasury shares. Following the above transactions, BP p.l.c. holds 1,949,384,640 ordinary shares in Treasury, and has 19,750,516,501ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 11 September 2006

BP p.l.c. announces that on 8 September 2006 it transferred to participants in its employee share schemes 775,191 ordinary shares at prices between 350.00 pence and 511.0 pence. These shares were previously held as treasury shares. Following the above transactions, BP p.l.c. holds 1,948,609,449 ordinary shares in Treasury, and has 19,751,333,005 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.6

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 11 September 2006

We were advised on 8 September 2006 by JPMorgan Chase Bank that the following Directors of BP p.l.c. received the numbers of BP ADSs (ISIN no. US0556221044) shown opposite their names below on 5 September 2006 @ $68.1704699 per ADS under the Company's US dividend reinvestment plan:-



Mr. E.B. Davis, Jr        59.5654 ADSs
                          (equivalent to approximately 357 Ordinary shares)

Mr. I.C. Conn             56.8789 ADSs
                          (equivalent to approximately 341 Ordinary Shares)

EXHIBIT 1.7

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 11 September 2006

BP p.l.c. was advised on 11 September 2006, by Computershare Plan Managers that on 11 September 2006 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at GBP5.91 per share through participation in the BP ShareMatch UK Plan:-



Directors

Mr. I. C. Conn                      63 shares

Dr. A.B. Hayward                    63 shares

Mr. J.A. Manzoni                    63 shares



Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox                    63 shares



This notice is given in fulfilment of the obligation under section 324(5) of the Companies Act 1985 and DR3.1.2R.

EXHIBIT 1.8

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 11 September 2006

We were advised on Friday 8 September 2006 by Computershare Plan Managers that the following Directors of BP p.l.c. received the numbers of BP ordinary shares (ISIN number GB0007980591) shown opposite their names on 5 September 2006 @ GBP6.015 per share, as a result of reinvestment of dividends on shares held through the BP Sharematch UK Plan :-

Directors

Dr. A.B. Hayward                    39 shares
Mr. J.A. Manzoni                    35 shares
Mr. I. C. Conn                      39 shares

EXHIBIT 1.9

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  14 September 2006


BP p.l.c. announces that on 13 September 2006 it transferred to participants in its employee share schemes 275,814 ordinary shares at prices between 350.00 pence and 511.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,948,333,635 ordinary shares in Treasury, and has 19,751,685,483 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 20 September 2006

BP has not bought its own shares during the price-setting period for the allotment of BP shares to its partners in the TNK-BP joint venture. This period finished on 19 September. BP will be free to recommence its buyback programme at any time from 20 September.

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.1

BP p.l.c. - Issue of Equity
BP p.l.c. - 20 September 2006

BP LISTS NEW SHARES FOR PAYMENT TO TNK PARTNERS

BP announced today September 20, 2006 that it has applied for a total of 111,150,956 Ordinary Shares of US$0.25 ('shares') to be admitted to the Official List.

These shares are being issued today to Grove Oil & Gas Holdings Limited (formerly Alfa Oil & Gas Holdings Limited (AlfaCo, 55,575,478 shares), Cromwell Resources Limited (AccessCo, 27,787,739 shares) and Starlite Investment Corp. (RenovaCo, 27,787,739 shares) as the final tranche of deferred consideration in connection with the amended and restated sale and purchase agreement relating to the formation of TNK-BP, dated August 29, 2003. They will rank pari passu with the existing Ordinary Shares.

The shares will not be registered under the US Securities Act of 1933 and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

Dealings are expected to commence today.

EXHIBIT 2.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  21 September 2006



BP p.l.c. announces that on 20 September 2006, it purchased for cancellation 9,087,000 ordinary shares at prices between 580.5 pence and 586.0 pence per share and between 1091.33 cents and 1104.17 cents per share.

BP p.l.c. also announces that on 20 September 2006 it transferred to participants in its employee share schemes 255,554 ordinary shares at prices between 350.00 pence and 511.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,948,078,081 ordinary shares in Treasury, and has 19,854,250,162 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  22 September 2006


BP p.l.c. announces that on 21 September 2006, it purchased for cancellation 9,150,000 ordinary shares at prices between 572.0 pence and 577.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,948,078,081 ordinary shares in Treasury, and has 19,845,113,162 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.4


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 25 September 2006

BP p.l.c. announces that on 22 September 2006, it purchased for cancellation 10,002,000 ordinary shares at prices between 575.0 pence and 583.0 pence per share and between 1087.00 cents and 1107.00 cents per share.

Following the above transaction, BP p.l.c. holds 1,948,078,081 ordinary shares in Treasury, and has 19,835,120,822 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  26 September 2006


BP p.l.c. announces that on 25 September 2006, it purchased for cancellation 10,200,000 ordinary shares at prices between 561.0 pence and 569.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,948,078,081 ordinary shares in Treasury, and has 19,824,959,132 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 27 September 2006

BP p.l.c. announces that on 26 September 2006, it purchased for cancellation 7,900,000 ordinary shares at prices between 563.0 pence and 571.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,948,078,081 ordinary shares in Treasury, and has 19,817,108,344 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.7


BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  28 September 2006



BP p.l.c. announces that on 27 September 2006, it purchased for cancellation 1,650,000 ordinary shares at prices between 574.5 pence and 580.0 pence per share.

BP p.l.c. also announces that on 27 September 2006 it transferred to participants in its employee share schemes 146,176 ordinary shares at prices between 350.00 pence and 511.0 pence. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,947,931,905 ordinary shares in Treasury, and has 19,833,871,002 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.8

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  28 September 2006

28th October 2006

BP plc
--------------------------

BP share repurchase programme
----------------------

BP plc announces that it has in place a buy-back programme, managed by an independent third party which makes its trading decisions in relation to BP's securities independently of, and uninfluenced by BP. The programme starts on 1st October 2006 and ends on 24th October 2006. The shares purchased on behalf of BP plc are for holding in treasury.

The aim of the programme is to reduce the issued share capital of BP plc.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both BP's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 105 per cent of the average middle market closing price of BP shares for the 5 dealing days preceding the date of purchase. The company confirms that it currently has no inside information.

Further enquiries:
BP Press Office: +44 (0)20 7496 4076

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 02 October, 2006                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary